SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                         ------------------------

                              SCHEDULE 14D-9
                              (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER
         SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 2)

                           COHOES BANCORP, INC.
                        -------------------------
                        (Name of Subject Company)

                           COHOES BANCORP, INC.
                   ------------------------------------
                   (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ---------------------------------------
                      (Title of Class of Securities)

                               192513 10 9
                 --------------------------------------
                  (CUSIP Number of Class of Securities)

                            HARRY L. ROBINSON
                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           COHOES BANCORP, INC.
                             75 REMSEN STREET
                         COHOES, NEW YORK   12047
                              (518) 233-6500
  --------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 Copy to:

                         RAYMOND A. TIERNAN, ESQ.
                        GERALD F. HEUPEL, JR. ESQ.
                          PHILIP R. BEVAN, ESQ.
                  ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                          734 15TH STREET, N.W.
                         WASHINGTON, D.C.  20005
                              (202) 347-0300

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This solicitation/recommendation statement on Schedule 14D-9 is filed by Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), in relation to the exchange offer disclosed in the Schedule TO, filed on November 1, 2000 with the Securities and Exchange Commission, of TrustCo Bank Corp NY, a New York corporation ("TrustCo"), to exchange each issued and outstanding share of Cohoes common stock, par value $.01 per share, for cash in the amount of $10.80 and a fractional share of TrustCo common stock, par value $1.00 per share, with a value of $7.20 upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by TrustCo on July 11, 2000, as amended, and the prospectus contained therein (each of which is an exhibit and incorporated by reference into TrustCo's Schedule TO), as well as in the Rule 424(b)(3) prospectus dated October 30, 2000 filed by TrustCo on November 1, 2000.

     In response to Items 1 through 8 of this Schedule 14D-9, Cohoes hereby incorporates by reference its disclosure document, previously filed as Exhibit
(a)(1), which contains the information responsive to the requirements of this
Schedule 14D-9, as supplemented below.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The Board of Directors of Cohoes continues to recommend that the Cohoes shareholders not tender their shares to TrustCo for $18.00 per share, especially in light of the $19.50 cash per share to be paid to the Cohoes shareholders pursuant to the Agreement and Plan of Merger by and between Hudson River Bancorp, Inc. ("Hudson"), Hudson River Bank & Trust Company ("Hudson Bank") and Cohoes dated as of November 24, 2000 (the "Merger Agreement").

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     On November 24, 2000, the Board of Directors of Cohoes determined that the $19.50 cash per share to be paid to the Cohoes shareholders pursuant to the Merger Agreement was in the best interests of Cohoes and its shareholders, and it unanimously approved the Merger Agreement. Cohoes had previously contacted 12 companies, including TrustCo and Ambanc Holding Co., and asked them for their highest and best price. Hudson's offer was unequaled and clearly provided the best value for shareholders. The execution of the Merger Agreement was the result of a careful and deliberate marketing process undertaken by the Board of Directors.

     The stock option previously granted by Cohoes to Hudson was terminated as part of the Merger Agreement. In lieu thereof, a provision providing for liquidated damages of $4.7 million payable to Hudson under certain circumstances was included in the Merger Agreement. The stock option previously granted by Hudson on April 25, 2000, as amended, to Cohoes remains in full force and effect.

     As part of the Merger Agreement, the Board of Directors of Cohoes also agreed to revise its proposed amendments to the Cohoes 1999 Stock Option and Incentive Plan and the 1999 Recognition and Retention Plan. The amendments, as revised, exclude the Merger Agreement

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and the transactions contemplated thereby from the definition of a change in control of Cohoes. Those stock options and restricted stock awards outstanding immediately prior to the completion of the merger under the Merger Agreement and scheduled to vest in 2002 or later will generally be cashed out on a discounted present value basis.


ITEM 9.  EXHIBITS.


EXHIBIT
NUMBER                               DESCRIPTION
------------------------------------------------------------------------------

(a)(1) Solicitation/Recommendation Statement, first mailed to Cohoes stockholders on November 2, 2000 (previously filed as an exhibit to Cohoes' Schedule 14D-9)
(a)(2) Information regarding Cohoes' certificate of incorporation and bylaws (incorporated by reference from the Hudson River Bancorp, Inc.'s Registration Statement on Form S-4 filed June 26, 2000, as amended, and Hudson River's Rule 424(b)(3) prospectus filed July 18, 2000)
(a)(3) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(4) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(5) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(6) Letter to shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)
(a)(8) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(9) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(10) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)

                                     3

(a)(11) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(13) Press release dated August 9, 2000 by Cohoes (incorporated by reference from the filing made on August 9, 2000 by Cohoes as a Rule 425 communication)
(a)(14) Press release dated August 10, 2000 by Cohoes (incorporated by reference from the filing made on August 10, 2000 by Cohoes as a Rule 425 communication)
(a)(15) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 11, 2000)
(a)(16) Press release dated September 28, 2000 by Cohoes and Hudson River Bancorp, Inc. (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(17) Press release dated September 28, 2000 by Cohoes (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(18) Press release dated October 19, 2000 by Cohoes (incorporated by reference from the filing made on October 19, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(19) Definitive proxy statement for 2000 annual meeting dated October 23, 2000 by Cohoes (incorporated by reference from the filing made on October 23, 2000 by Cohoes as definitive proxy materials)
(a)(20) Press release dated October 24, 2000 by Cohoes (incorporated by reference from the filing made on October 24, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(21) Letter to shareholders of Cohoes (incorporated by reference from the filing made on October 31, 2000 by Cohoes as additional definitive proxy materials)
(a)(22) Press release dated November 3, 2000 by Cohoes (incorporated by reference from the filing made on November 3, 2000 by Cohoes as a Rule 425 communication)
(a)(23) Letter to shareholders of Cohoes dated November 16, 2000 (incorporated by reference from the filing made on November 16, 2000 by Cohoes as additional definitive proxy materials)
(a)(24) Press release dated November 24, 2000 by Cohoes and Hudson (incorporated by reference from the filing made on November 27, 2000 by Cohoes as additional definitive proxy materials and as a Rule 425 communication)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated October 23, 2000)


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                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         COHOES BANCORP, INC.


                         By: /s/ Richard A. Ahl
                            -------------------------------------------------
                            Name:     Richard A. Ahl
                            Title:    Executive Vice President, Secretary and
                                       Chief Financial Officer

Dated: November 27, 2000






















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                              EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
------------------------------------------------------------------------------

(a)(1) Solicitation/Recommendation Statement, first mailed to Cohoes stockholders on November 2, 2000 (previously filed as an exhibit to Cohoes' Schedule 14D-9)
(a)(2) Information regarding Cohoes' certificate of incorporation and bylaws (incorporated by reference from the Hudson River Bancorp, Inc.'s Registration Statement on Form S-4 filed June 26, 2000, as amended, and Hudson River's Rule 424(b)(3) prospectus filed July 18, 2000)
(a)(3) Press release, dated June 26, 2000, by Cohoes (incorporated by reference from the filing made on June 26, 2000 by Cohoes as a Rule 425 communication)
(a)(4) Newspaper advertisement addressed to shareholders, customers, etc., of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 13, 2000 as a Rule 425 communication)
(a)(5) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 20, 2000 as a Rule 425 communication)
(a)(6) Letter to shareholders of Cohoes and Hudson River, dated July 20, 2000 (incorporated by reference from the filings made by Cohoes and Hudson River on July 20, 2000 and July 21, 2000, respectively, as a Rule 425 communication)
(a)(7) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on July 27, 2000 as a Rule 425 communication)
(a)(8) Press release, dated July 27, 2000, by Cohoes (incorporated by reference from the filing made on July 27, 2000 by Cohoes as a Rule 14a-12 communication and on July 28, 2000 as a Schedule 14D-9 communication)
(a)(9) Letter to shareholders of Cohoes and Hudson River, dated July 28, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on July 28, 2000 as a Rule 425 communication)
(a)(10) Updated Investor Presentation/Synopsis of the Cohoes-Hudson River merger, dated August 2, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 2, 2000 as a Rule 425 communication)
(a)(11) Newspaper advertisement addressed to shareholders of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(12) Letter to shareholders of Cohoes and Hudson River, dated August 7, 2000 (incorporated by reference from the filing made by Cohoes and Hudson River on August 7, 2000 as a Rule 425 communication)
(a)(13) Press release dated August 9, 2000 by Cohoes (incorporated by reference from the filing made on August 9, 2000 by Cohoes as a Rule 425 communication)
(a)(14) Press release dated August 10, 2000 by Cohoes (incorporated by reference from the filing made on August 10, 2000 by Cohoes as a Rule 425 communication)

                                     6

(a)(15) Newspaper advertisement addressed to shareholders, customers, etc. of Cohoes and Hudson River (incorporated by reference from the filing made by Cohoes and Hudson River on August 11, 2000)
(a)(16) Press release dated September 28, 2000 by Cohoes and Hudson River Bancorp, Inc. (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(17) Press release dated September 28, 2000 by Cohoes (incorporated by reference from the filing made on September 28, 2000 by Cohoes as a Rule 425 communication)
(a)(18) Press release dated October 19, 2000 by Cohoes (incorporated by reference from the filing made on October 19, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(19) Definitive proxy statement for 2000 annual meeting dated October 23, 2000 by Cohoes (incorporated by reference from the filing made on October 23, 2000 by Cohoes as definitive proxy materials)
(a)(20) Press release dated October 24, 2000 by Cohoes (incorporated by reference from the filing made on October 24, 2000 by Cohoes as a Rule 14a-12 communication)
(a)(21) Letter to shareholders of Cohoes (incorporated by reference from the filing made on October 31, 2000 by Cohoes as additional definitive proxy materials)
(a)(22) Press release dated November 3, 2000 by Cohoes (incorporated by reference from the filing made on November 3, 2000 by Cohoes as a Rule 425 communication)
(a)(23) Letter to shareholders of Cohoes dated November 16, 2000 (incorporated by reference from the filing made on November 16, 2000 by Cohoes as additional definitive proxy materials)
(a)(24) Press release dated November 24, 2000 by Cohoes and Hudson (incorporated by reference from the filing made on November 27, 2000 by Cohoes as additional definitive proxy materials and as a Rule 425 communication)
(e)(1) Information regarding executive compensation and related matters (incorporated by reference from Cohoes' definitive proxy statement, dated October 23, 2000) events.

















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